UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 4)

THE WET SEAL, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

961840105
(CUSIP Number)

DECEMBER 31, 2008
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	961840105	SCHEDULE 13G	Page	2	of	16

1	NAMES OF REPORTING PERSONS Riverview Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,402,811 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,402,811 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,402,811 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	961840105	SCHEDULE 13G	Page	3	of	16

1	NAMES OF REPORTING PERSONS Millenco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 110,374 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 110,374 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,374 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON OO, BD

CUSIP No.	961840105	SCHEDULE 13G	Page	4	of	16

1	NAMES OF REPORTING PERSONS Catapult Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	961840105	SCHEDULE 13G	Page	5	of	16

1	NAMES OF REPORTING PERSONS Catapult Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	961840105	SCHEDULE 13G	Page	6	of	16

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON HC, PN

CUSIP No.	961840105	SCHEDULE 13G	Page	7	of	16

1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON HC, OO

CUSIP No.	961840105	SCHEDULE 13G	Page	8	of	16

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,513,185 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,513,185 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,513,185 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (See Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No.	961840105	SCHEDULE 13G	Page	9	of	16

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,513,185 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,513,185 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,513,185 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No.	961840105	SCHEDULE 13G	Page	10	of	16

Item 1.
	(a)	Name of Issuer:

The Wet Seal, Inc., a Delaware corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

26972 Burbank Foothill Ranch, California 92610

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Riverview Group LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millenco LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Catapult Partners, Ltd. c/o Catapult Capital Management LLC 650 Fifth Avenue New York, New York 10019 Citizenship: Cayman Islands

Catapult Capital Management LLC 650 Fifth Avenue New York, New York 10019 Citizenship: Delaware

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

Class A common stock, par value $0.10 per share ("Class A Common Stock").

	(e)	CUSIP Number:

961840105

CUSIP No.	961840105	SCHEDULE 13G	Page	11	of	16

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	961840105	SCHEDULE 13G	Page	12	of	16

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount Beneficially Owned:

   As of the date of this filing, Riverview Group LLC, a Delaware limited liability company ("Riverview Group"), is the beneficial owner of 5,402,811 shares of the Company’s Class A Common Stock consisting of:

   (i) 3,111,111 shares of Class A Common Stock currently issuable to Riverview Group upon the conversion of a 3.76% Secured Convertible Note due January 14, 2012 in the original principal amount of $4,666,667 (the "Note");

   (ii) 537,000 shares of Class A Common Stock currently issuable to Riverview upon the conversion of 1,611 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred");

   (iii) 527,319 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a certain warrant ("Warrant");

   (iv) 294,643 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a Series C warrant;

   (v) 307,738 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a Series D warrant; and

   (vi) 625,000 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a Series E warrant (the Warrant, Series C warrant, Series D warrant and Series E warrant will be collectively referred to as the "Warrants", below).

    The number of shares of Class A Common Stock into which the Note, the Series C Preferred and each of the above-referenced Warrants are exercisable or convertible, as applicable, is limited pursuant to the terms of the Note, the Series C Preferred and such Warrants to that number of shares of Class A Common Stock which would result in Riverview Group having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Class A Common Stock.

   Note: Riverview Group also has an open short position of 3,519,173 shares of Company’s Class A Common Stock, which position is not netted against the data provided herein for the purpose of determining the number of shares beneficially owned by any of the Reporting Persons.

   As of the date of this filing, Millenco LLC, a Delaware limited liability company ("Millenco), is the beneficial owner of 110,374 shares of the Company’s Class A Common Stock.

   Note: Millenco has an open short position of 755,600 shares of the Company’s Class A Common Stock, which position is not netted against the data provided herein for the purpose of determining the number of shares beneficially owned by any of the Reporting Persons.

   As of the date of this filing, Catapult Partners, Ltd., Catapult Capital Management LLC, Millennium International Management LP and Millennium International Management GP LLC have ceased to be the beneficial owner of any shares of the Company’s Class A Common Stock.

   An affiliate of the Reporting Persons, Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands, has an open short position of 12,172 shares of the Company’s Class A Common Stock, which position is not netted against the data provided herein for the purpose of determining the number of shares beneficially owned by any of the Reporting Persons.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Riverview Group, and may be deemed to have shared voting control and investment discretion over securities owned by Riverview Group. Millennium Management is also the manager of Millenco, and may be deemed to have shared voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. Consequently, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Riverview Group and/or Millenco, as the case may be. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Riverview Group and/or Millenco, as the case may be.

CUSIP No.	961840105	SCHEDULE 13G	Page	13	of	16

(b) Percent of Class:

   Millennium Management and Mr. Englander may be deemed to beneficially own 5,513,185 shares of the Company’s Class A Common Stock or 5.4% of the Company’s Class A Common Stock (see Item 4(a) above), which percentage was calculated based on 96,388,516 shares of Class A Common Stock outstanding as of December 1, 2008, as per the Company’s Form 10-Q dated December 4, 2008.

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   5,513,185 (See Item 4)

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   5,513,185 (See Item 4)

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	961840105	SCHEDULE 13G	Page	14	of	16

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 13, 2009, by and among Riverview Group LLC, Millenco LLC, Catapult Partners, Ltd., Catapult Capital Management LLC, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	961840105	SCHEDULE 13G	Page	15	of	16

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2009

RIVERVIEW GROUP LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
CATAPULT PARTNERS, LTD. By: Catapult Capital Management LLC, as investment manager By: Millennium International Management LP, its managing member
By: /s/ David Nolan
Name: David Nolan Title: Co-President
CATAPULT CAPITAL MANAGEMENT LLC By: Millennium International Management LP, its managing member
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	961840105	SCHEDULE 13G	Page	16	of	16

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2009

RIVERVIEW GROUP LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
CATAPULT PARTNERS, LTD. By: Catapult Capital Management LLC, as investment manager By: Millennium International Management LP, its managing member
By: /s/ David Nolan
Name: David Nolan Title: Co-President
CATAPULT CAPITAL MANAGEMENT LLC By: Millennium International Management LP, its managing member
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander